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FRONTIER INSURANCE GROUP, INC.          1997 FORM 10-K                EXHIBIT 12


                Computation of Ratio of Earnings to Fixed Charges
                 (in thousands, except per share dollar amounts)

                                                               Year Ended December 31
                                                  -------------------------------------------------
                                                   1997       1996      1995       1994       1993
                                                  ------     ------    ------     ------     ------
Income before income taxes
  and cumulative effect of change
  in accounting principle                         45,849     56,659    43,280     21,330     30,293

Add:

  Minority Interest and interest expense          11,842      4,247      895
  Interest portion of rental expense                 500        371      240

Earnings available for payment of combined
  fixed charges and preferred stock dividends     58,191     61,277    44,415     21,330     30,293

Combined fixed charges:

  Minority Interest and interest expense          11,842      4,247       895
  Interest portion of debt issuance costs            500        371       240

    Total Combined fixed charges                  12,342      4,618     1,135

Ratio of earnings to combined fixed charges(1)       4.7       13.3      39.1         N/A       N/A

(1) For purposes of determining this ratio, earnings consist of income before federal income taxes, cumulative effect of accounting change plus fixed charges. Fixed Charges consist of 1) minority interest-preferred securities of subsidiary trust, and interest expense on short-term debt, 2) net amortization of debt issuance costs and 3) the portion of rental expense that is representative of the interest factor.





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